Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	Percentage Ownership
PharmAkea, Inc.	Delaware	100%
Galecto Securities Corporation	Massachusetts	100%
Galecto Biotech AB	Sweden	100%
Galecto Biotech ApS	Denmark	100% owned by Galecto Biotech AB